UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196202

(CUSIP Number)

Houston H. Harte

P.O. Box 17424

San Antonio, Texas 78217

(210) 251-2441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Houston H. Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57% (3)
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mr. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.
(2)	The amounts of shares of Common Stock specified herein and in the rest of this Schedule 13D are reported after giving effect to the 10-to-1 reverse split of the Issuer’s Common Stock that became effective on January 31, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on January 31, 2018.
(3)	The percentages specified herein and in the rest of this Schedule 13D are calculated based upon 6,253,757 shares of Common Stock issued and outstanding as of the date hereof, which number is calculated based on 62,537,577 shares of Common Stock issued and outstanding as of October 20, 2017, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2017, after giving effect to the reverse stock split described in footnote 2 above.

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Sarah Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Ms. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Carolyn Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO– See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mrs. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Larry D. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100 (1)
	8	SHARED VOTING POWER 75,040 (2)
	9	SOLE DISPOSITIVE POWER 1,100 (1)
	10	SHARED DISPOSITIVE POWER 75,040 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.22%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Franklin Family Foundation, a Texas non-profit corporation (the “Foundation”). Mr. Franklin is the President of the Foundation. As such, Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the Foundation.
(2)	The shares of Common Stock are held by Mr. Franklin and his spouse, Mrs. Charlotte Franklin, as community property. Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the shares of Common Stock, subject to applicable community property laws.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Franklin Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,100
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $1.00 per share (the “Shares”), of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9601 McAllister Freeway, Suite 610, San Antonio, Texas 78216.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by or on behalf of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Houston H. Harte (“Mr. Harte”);

(ii)	Sarah Harte (“Ms. Harte”);

(iii)	Carolyn Harte (“Mrs. Harte”);

(iv)	Larry D. Franklin (“Mr. Franklin”); and

(v)	Franklin Family Foundation, a Texas non-profit corporation (the “Foundation”);

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Act, as defined and described in Item 6. The Reporting Persons are jointly filing this Schedule 13D pursuant to that certain Joint Filing Agreement, dated as of February 14, 2018, as described in more detail in Item 6 below. In the case of Mr. Harte, Ms. Harte and Mrs. Harte, this Schedule 13D supersedes the Schedule 13D previously jointly filed by them on March 5, 2003, as amended on May 3, 2006, July 25, 2008 and December 27, 2017.

(b) The address of each of Mr. Harte, Ms. Harte and Mrs. Harte is P.O. Box 17424, San Antonio, Texas 78217. The address of Mr. Franklin and the principal office of the Foundation is 12500 San Pedro Avenue, Suite 404, San Antonio, Texas 78216.

(c) Mr. Harte, Ms. Harte and Mrs. Harte are retired. Mr. Franklin serves as President and director of the Foundation. The Foundation is a Texas non-profit corporation formed in 1999 to operate solely for religious, charitable, scientific, literary and educational purposes. Mr. Franklin previously served as the Issuer’s Chairman, President and CEO prior to his retirement in 2013.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Harte, Ms. Harte, Mrs. Harte and Mr. Franklin are citizens of the United States. The Foundation is a non-profit corporation organized under the laws of Texas.

Item 3.	Source and Amount of Funds or Other Consideration.

As a son of one of the founders of the Issuer, Mr. Harte initially acquired Shares prior to the initial public offering of the Issuer. Mr. Harte subsequently contributed all of his directly owned Shares to the Harte Management Trust (the “Trust”) upon its formation. Mr. Harte, Ms. Harte and Mrs. Harte may be deemed to own the Shares held by the Trust by virtue of their positions as the co-trustees of the Trust, in which capacity the Reporting Persons share the power to vote and dispose (or direct the disposition) of the Shares held by the Trust.

Mr. Franklin beneficially owns in the aggregate 76,140 Shares, including 1,100 Shares beneficially owned by the Foundation. Mr. Franklin and his spouse, Mrs. Charlotte Franklin, hold 75,040 Shares as community property. Mr. Franklin acquired 69,350 Shares during the period from 1998 through 2007 through the exercise of options granted to him while he was serving as an executive officer of the Issuer, for an aggregate exercise price of approximately $2,975,265. Mr. Franklin acquired additional 5,690 Shares through open market purchases in 2012, at the then current market prices, for an aggregate purchase price of approximately $404,377. The acquisition of the Shares was funded by Mr. and Mrs. Franklin from their personal funds.

The Foundation beneficially owns 1,100 Shares. The Foundation acquired all of the Shares through open market purchases in 2015, at the then current market prices, for an aggregate purchase price of approximately $39,245. The Foundation funded the purchase of the Shares using cash on hand. As the President of the Foundation, Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of all of the Shares held by the Foundation.

Item 4.	Purpose of Transaction.

Mr. Harte is a son of one of the founders of the Issuer and is currently the Issuer’s largest shareholder. Mr. Franklin served as the Chairman, President and CEO of the Issuer for many years prior to his retirement in 2013.

The Reporting Persons are deeply concerned about the Issuer’s continuing poor performance and the resulting decline in its stock price. The Issuer’s revenues have steadily declined for the past several years. The Issuer reported revenues of $404.4 million for the 2016 fiscal year, a 9% percent decrease from 2015, and $444.2 million for the 2015 fiscal year, a decline of 11.1% from 2014. The revenue decline has continued in 2017. The Issuer also reported an operating loss (excluding goodwill impairment) of $17.1 million in 2016, as compared to an operating income of $6.7 million in 2015 and $25.3 million in 2014. The Issuer’s weak operational performance has created a drain on its cash, significantly limited its ability to raise traditional debt, impaired its growth prospects and eroded investor confidence. As a result, the Issuer’s stock price has declined from $7.74 per share on December 31, 2014 to $.95 cents per share on January 31, 2018, almost leading to the Issuer’s delisting from the NYSE (which the Issuer was able to avoid only by effecting a 10-to-1 reverse stock split) and resulting in a market cap reduction of almost 90% over a three-year period.

Instead of focusing on developing a strategy that would enable the Issuer to improve its operational and financial performance and reverse the continuing stock price decline, the Issuer’s Board of Directors (the “Board”) and management have chosen to pursue questionable transactions that have resulted in further loss of shareholder value. For example, in January 2018, the Issuer issued to a third-party investor shares of preferred stock convertible into 16% of the outstanding Common Stock, for a purchase price of $9,926,000. The purchase price discount and lack of a usual conversion premium have resulted in a massive dilution of the Issuer’s common shareholders, while failing to raise a meaningful amount of capital to fund the Issuer’s operations. Despite the obvious detriment to its shareholders, the Issuer has agreed to give the investor the right to elect a director to the Board, which right can be exercised as soon as May 1, 2018, as well as veto rights that could significantly limit the Issuer’s ability to raise capital through equity or debt issuances going forward. These facts raise serious concerns that this transaction, which was approved and carried out without a shareholder vote and with minimal disclosure to the Issuer’s shareholders, was nothing more than an attempt by the current Board and management to further entrench themselves by giving a substantial equity stake and governance rights to a third party that has a significant business relationship with the Issuer, without disclosing the full extent of such relationship to the Issuer’s shareholders. Not surprisingly, the Issuer’s stock price has further declined following the announcement of this questionable transaction.

The Reporting Persons strongly believe that the Issuer needs to take immediate action to improve its operational and financial performance, reverse the continuing decline in its stock price and preserve and enhance shareholder value. Over the last several months, the Reporting Persons have repeatedly reached out to Christopher Harte, the Chairman of the Board, to discuss the challenges facing the Issuer and urge him to take immediate action to address the Issuer’s serious corporate governance issues that were identified in the Schedule 13D previously filed by certain of the Reporting Persons. However, these attempts to engage in constructive dialogue have been unsuccessful.

The Reporting Persons intend to continue to reach out to members of the Board and management to discuss the Issuer’s strategic direction and the urgency in taking steps to improve the Issuer’s financial and operational performance and bring the Issuer’s corporate governance in line with best practices. These discussions may involve a variety of matters relating to the Issuer, including, among other things, the Issuer’s business, operational and financial performance, capital structure, capital allocation, Board composition (including the possibility of nominating candidates for election to the Board at the Issuer’s next annual meeting of shareholders) and other strategic matters. These discussions may also involve proposals relating to the Issuer’s corporate governance issues, including declassifying the Board at the next annual meeting of shareholders, with all of the current directors resigning and standing for re-election for a one-year term, restructuring the committees of the Board, permitting shareholders owning 10% or more of the Common Stock to call special meetings of shareholders, and other measures that would facilitate greater shareholder input on corporate matters.

The Reporting Persons also intend to engage in conversations and other communications with other shareholders of the Issuer and various third parties, including, without limitation, industry analysts, investment and financing professionals, shareholder advisory firms and others, regarding the matters described in this Item 4. These conversations may include, without limitation, discussions with other shareholders of the Issuer regarding the possibility of nominating candidates for election to the Board at the Issuer’s next annual meeting of shareholders, as well as discussions with potential candidates regarding the possibility of serving as a director of the Company if elected to the Board. In addition, the Reporting Persons may pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

1.	Houston H. Harte

a.	Amount beneficially owned: 660,816

b.	Percent of class: 10.57%

c.	Number of Shares as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 660,816 (1)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 660,816 (1)

2.	Sarah Harte

a.	Amount beneficially owned: 660,816

b.	Percent of class: 10.57%

c.	Number of Shares as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 660,816 (1)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 660,816 (1)

3.	Carolyn Harte

a.	Amount beneficially owned: 660,816

b.	Percent of class: 10.57%

c.	Number of Shares as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 660,816 (1)

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 660,816 (1)

4.	Larry D. Franklin

a.	Amount beneficially owned: 76,140

b.	Percent of class: 1.22%

c.	Number of Shares as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,100 (2)

ii.	Shared power to vote or to direct the vote: 75,040 (3)

iii.	Sole power to dispose or to direct the disposition of: 1,100 (2)

iv.	Shared power to dispose or to direct the disposition of: 75,040 (3)

5.	Franklin Family Foundation

a.	Amount beneficially owned: 1,100

b.	Percent of class: 0.02%

c.	Number of Shares as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,100

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,000

iv.	Shared power to dispose or to direct the disposition of: 0

(1)	The Shares are held by the Trust. As the co-trustees of the Trust, Mr. Harte, Ms. Harte and Mrs. Harte share the power to vote and dispose (or direct the disposition) of the Shares held by the Trust.
(2)	The Shares are held by the Foundation. As the President of the Foundation, Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the Shares held by the Foundation.
(3)	The Shares are held by Mr. Franklin and his spouse, Mrs. Charlotte Franklin, as community property. Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the Shares, subject to applicable community property laws.

(c)    There have been no transactions in the Common Stock during the sixty days prior to the date hereof by the Reporting Persons.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) under the Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any Shares that any particular Reporting Person does not directly own. Each Reporting Person specifically disclaims beneficial ownership of the Shares reported herein that such Reporting Person does not directly own.

(d)    No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except that Mr. Franklin’s spouse, Mrs. Charlotte Franklin, may have rights under applicable community property laws with respect to the Shares held by Mr. and Mrs. Franklin as community property.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 14, 2018, the Reporting Persons entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated February 14, 2018

CUSIP NO. 416196103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Houston H. Harte

/s/ Sarah E. Harte
Houston H. Harte, by his agent and attorney in fact, Sarah E. Harte

Sarah Harte

/s/ Sarah Harte
Sarah Harte

Carolyn Harte

/s/ Sarah E. Harte
Carolyn Harte, by her agent and attorney in fact, Sarah E. Harte

Larry D. Franklin

/s/ Larry D. Franklin
Larry D. Franklin

Franklin Family Foundation

By:	/s/ Larry D. Franklin
Name:	Larry D. Franklin
Title:	President